CANARC  RESOURCE  CORP.

(the “Company”)

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2007 and the audited consolidated financial statements for the years ended December 31, 2006 and 2005, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 25, 2008 unless otherwise indicated.

1.1

Background

The Company was incorporated under the laws of British Columbia and is engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Company owns or holds, directly or indirectly, interests in precious metal properties, known as the New Polaris property in British Columbia, Canada;  the Bellavista property in Costa Rica;  the Los Arrastres, Providencia, Santiago and Santiago Fraction properties in Mexico;  and the Benzdorp property in Suriname.

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company holds a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) owns a 100% working interest in the property, which is an open pit, heap leach, gold mine and which achieved commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.  The Company has a net profit interest in Bellavista which entitles the Company to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments are repaid.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

Previously, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession in the Republic of Suriname.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with its partner, Suriname Wylap Development N.V. (“Wylap Development”), to transfer the Company’s interest in Sara Kreek Resource.  In settlement for all claims, loans and advances owed to the Company, the Company received a cash payment of $400,000 in 2006, and will receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011.  The Company received $50,000 in 2007.

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5,000,000 over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005 which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid in April 2005.  Also, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  In fiscal 2004, the Company had earned a 40% interest in the Benzdorp property, and the Company can exercise its right to increase its interest to 80%.  In February 2004, the Company and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Company (40%) and Grassalco (60%).  The exploration concessions for the Benzdorp property were due to expire in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources.  The Company continues to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% net smelter return royalty (“NSR”) and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % NSR, and the Company has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  The formal agreement is expected in fiscal 2008.

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share.

Canarc Resource Corp.	Page 2

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

1.2

Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Company’s future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  The sales value of any mineralization discovered and developed by the Company is largely dependent upon factors beyond the Company’s control such as the market prices of the metals produced.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s position and results of operations.

Gold prices continued to show strength as the cumulative annual average increased from $445 in fiscal 2005 to $603 in fiscal 2006 and $695 in 2007, closing at $927 on March 25, 2008.  Gold prices achieved new highs in each of the past several years.  In late 2005, prices reached a high of $537, then $725 in May 2006 and $841 in November 2007 before reaching a high of $1,011 in March 2008.

New Polaris property

From the flow-through equity financings in 2006, the Company continued with its work program in 2007 which included mine dewatering, underground development, diamond drilling, bulk sampling, metallurgical testing, environmental studies and related work necessary for a preliminary assessment.

In 2007, the Company retained Moose Mountain Technical Services and Giroux Consultants Limited to update resource estimates for the New Polaris gold project.  Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.  The New Polaris Report is available at www.sedar.com.

Based upon the New Polaris Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted over the past three years.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

Canarc Resource Corp.	Page 3

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

*     ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists.  The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.  For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the

Canarc Resource Corp.	Page 4

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

full semivariogram range were classed as inferred.  A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database.  On this basis, a total of 10 gold assays were capped at 63 g/t.

In the third quarter of 2007, the Company completed a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  At a US$650 per oz gold price, the project generates an after-tax net present value (NPV) with an 8% discount rate of CAD$8.3 million and after-tax internal rate of return (IRR) of 11.1%.  Moose Mountain Technical Services (“Moose Mountain”) was commissioned as independent consultants to work with the Company’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  Their report entitled “New Polaris Project – Preliminary Assessment” dated October 4, 2007 (“Preliminary Assessment Report”) was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.  The Preliminary Assessment Report is available at www.sedar.com.  J.H. (Jim) Gray, P.Eng. of Moose Mountain is the Qualified Person for the Preliminary Assessment Report.

The base case production model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The base case financial parameters are as follows:
Gold Price	US$650 per oz
Exchange Rate	US$0.90 = CAD$1.00
Capital Cost	CAD$90.5 million
Cash Cost	US$327 per oz (excluding offsites)

Pre-Tax After-Tax
Net Present Value (NPV) (0%)	CAD$60.4 million CAD$40.9 million
NPV (5%)	CAD$32.6 million CAD$18.4 million
NPV (8%)	CAD$20.3 million CAD$8.3 million
NPV (10%)	CAD$13.4 million CAD$2.7 million

Pre-Tax After-Tax
Internal Rate of Return	14.9% 11.1%
Payback Period	3.8 years 4.7 years

The preliminary assessment indicates that the New Polaris base case production model and financial parameters have positive potential and therefore further work was recommended to optimize the project and to complete a feasibility study.  The preliminary assessment is based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category.  Resources are normally considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.  The CAD$90.5 million capital costs include CAD$19 million to complete a feasibility study, as well as the capital needed to purchase equipment, further develop the mine and construct the plant and site infrastructure.  The US$327 per oz cash cost includes site related costs prior to the shipping and sale of concentrates.  Offsite costs for concentrate transportation and processing are treated as deductions against sales.  The NPVs are life of mine net cash flows shown at various discount rates.  The IRR assumes 100% equity financing.

Canarc Resource Corp.	Page 5

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

The Company’s management believes that opportunities exist to improve the base case model such as:

-

Increasing resources and therefore mine life;

-

Increasing gold recoveries and concentrate grades;

-

Increasing production to enhance economies of scale;

-

Reducing transportation costs;  and

-

Reducing offsite processing costs.

The main cost risks include:

-

Rising engineering and construction labour and equipment costs due to limited availability;

-

Escalating capital costs if there are project delays;

-

Rising operating costs due to inflation and commodity shortages;  and

-

Fluctuations in US$/CA$ exchange rates.

Benzdorp property

The exploration efforts in 2006 resulted in the identification of several new, higher grade gold prospect areas.

The exploration program for 2007 included ground geophysics, bulldozer trenching, additional soil geochemistry, and poknokker pit mapping and sampling.

The exploration concessions for the Benzdorp property were due to expire in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources.  The Company continues to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

The Company has not yet completed a feasibility study for the Benzdorp property.

Bellavista property

The Company holds a 5.7% to 20.2% net profit interest in the Bellavista property located in Costa Rica, which is an open pit, heap leach, gold mine.  Central Sun, owner and operator of the Bellavista mine in Costa Rica, declared commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.

Sara Kreek property

In April 2006, the Company agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Company.  In 2007, $50,000 was received.

Plan of Arrangement

In March 2008, the Company announced a Special General Meeting to be held on April 29, 2008 for a special resolution to approve the distribution of approximately 83% of the Company’s interest in its wholly-owned subsidiary, Caza Gold Corp. (“Caza”), to the shareholders of the Company under a plan of arrangement.  The special resolution is:  (1) to transfer the Company’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza in

Canarc Resource Corp.	Page 6

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

return for approximately 14.4 million shares of Caza, and (2) to distribute approximately 12 million Caza shares held by the Company to the Company’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Company will continue to hold shares of the Company and will receive, by way of a dividend in kind, one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The plan of arrangement is subject to shareholder, court and regulatory approvals.

Other Matters

In February 2007, Mr. Bruce Bried replaced Mr. John McClintock as President and Chief Operating Officer, and in March 2007, Mr. Garry Biles was appointed Vice-President, Mining.

The Shareholders Update included in the Company’s audited consolidated financial statements for the year ended December 31, 2007 provides further review of the Company’s overall performance for fiscal 2007 and an outlook for fiscal 2008.

1.3

Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

For the Years Ended December 31,
(in $000s except per share amounts)	2007	2006	2005

Total revenues	$ -	$ -	$ -

Income (loss) before discontinued operations and extraordinary items:
(i) Total	$ 1,515	$ 433	$ 315
(ii) Basic per share	$ 0.02	$ 0.01	$ 0.01
(iii) Fully diluted per share	$ 0.02	$ 0.01	$ 0.01

Net income (loss):
(i) Total	$ 1,515	$ 433	$ 315
(ii) Basic per share	$ 0.02	$ 0.01	$ 0.01
(iii) Fully diluted per share	$ 0.02	$ 0.01	$ 0.01

Total assets	$ 20,115	$ 18,447	$ 11,182
Total long-term liabilities	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -

1.4

Results of Operations

Fiscal Year 2007 – Year ended December 31, 2007 compared with December 31, 2006

The Company realized a higher net income of approximately $1.5 million for the year ended December 31, 2007 in comparison to a net income of $433,000 for 2006.  The net income in 2007 was primarily attributable to the future income tax recovery for the renunciation of exploration expenditures from flow-through equity financings in 2006 and the realized gain from the disposition of marketable securities.  The net income in 2006 was attributable to gains realized from the

Canarc Resource Corp.	Page 7

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

disposition of marketable securities and from the gain from the disposition of Sara Kreek Resource.  A substantial portion of the realized gains from marketable securities for both years was from the disposition of shares of Endeavour Silver Corp. (“Endeavour”), a company with two common directors.  In 2007, the Company disposed of all its shares of Endeavour.

The Company has no sources of operating revenues.

The future income tax recovery of approximately $2 million is a provision for the recognition at the date of actual renunciation being March 8, 2007, by a reduction in the amount included in share capital for the flow through shares for the future income taxes related to the deductions foregone by the Company.  In 2006, the Company raised flow-through equity financing from three private placements for approximately CAD$7.05 million which were renounced in March 2007.

In 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) for the recognition and measurement of financial instruments which were applied prospectively with no restatement of prior period financial statements.  These new standards consist of CICA Handbook Section 3855-Financial Instruments-Recognition and Measurement, Section 3865-Hedging and Section 1530-Comprehensive Income.  The new accounting standards require financial assets designated as held-for-trading and available-for-sale be measured at fair value on initial adoption, while financial assets designated as held to maturity and loans and receivables are measured at amortized cost.  Changes in the fair values of marketable securities which the Company classifies as available-for-sale financial instruments are recognized in other comprehensive income.  Due to the adoption of the new standards, the Company’s marketable securities and accumulated other comprehensive income increased by $837,000 on initial adoption.  On adoption of the new standards, the Company designated the royalty receivable as loans and receivables, and reported an adjustment of $38,000 to opening retained earnings.  The Company recognized $15,000 from the accretion of royalty receivable.

The Company did not acquire nor dispose of any marketable securities in the first quarter of 2007.  In the second quarter of 2007, the Company realized gains of $664,000 from the disposition of marketable securities, and then realized further gains of $460,000 in the third quarter and $28,000 in the fourth quarter of fiscal 2007.  The Company realized gains of approximately $1.2 million from disposition of marketable securities in fiscal 2007, again primarily from the Company’s shareholdings of Endeavour.  Proceeds from the disposition of marketable securities supplemented the financing needs for operating activities and working capital.

With the exception of the fourth quarter of 2007, overall operating expenses in 2007 continue to be higher than prior periods in 2006, reflecting the commensurate heightened operating activities of the Company as management focused greater efforts on the planning, detailing and implementation of the de-watering program and the preliminary assessment for the New Polaris property and the exploration program for the Benzdorp property, which included hiring additional personnel.  Expenses for corporate development reflect active due diligence and property evaluations for Mexico for acquisitions and to identify properties of merit for possible acquisitions.  Expenses for corporate development were higher in 2006 than 2007, in which such efforts in 2006 culminated in the acquisition of Mexican properties in 2007.  Given that certain account balances of the Company are stated in Canadian dollars, the appreciation of the Canadian dollar relative to the U.S. dollar during fiscal 2007 caused the recognition of foreign exchange gains for US$ stated financial information.  Stock-based compensation results from the granting of stock options was nominally lower in 2007, partly attributable to vesting provisions on certain stock options and due to a lower fair value per option granted.  General and administrative expenses and salaries continue to account for a significant portion of operating expenses.  Operating activities subsided in the fourth quarter of 2007 as the Company completed its preliminary assessment for the New Polaris property and continued with its efforts for the extension of its exploration concessions for the Benzdorp property.

As at December 31, 2007, the Company has mineral properties which are comprised of the following:

Canarc Resource Corp.	Page 8

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

		December 31, 2007
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,582	$ 12,187

Suriname:
Benzdorp	301	5,795	6,096

Mexico:
Los Arrastres	125	95	220
Providencia	17	8	25
Santiago	60	34	94
Santiago Fraction	7	-	7

	$ 4,115	$ 14,514	$ 18,629

Expenditures of $2,505,000 were incurred for New Polaris for the year ended December 31, 2007 as the Company continued with its de-watering program which was being financed from the proceeds of the flow-through private placement in October 2006.  The de-watering program and preliminary assessment for the property were completed in September 2007.  As for the Benzdorp property, expenditures of $554,000 were incurred during 2007.

Acquisition costs related to the Company’s Mexican properties totalled $209,000 and exploration expenditures totalled $137,000, all of which were incurred in 2007.

At December 31, 2007, to maintain its interest and to fully exercise the options under various property agreements covering the properties located in British Columbia (Canada), Mexico and Suriname, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.	Page 9

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares
	(in $000s)	(in $000s)
Benzdorp:
On commercial production (i)	$ 450	$ -	-

New Polaris:
Net profit interest buyout	-	-	150,000

Los Arrastres
Option payments and expenditure commitments	2,375	1,905	-
Net profit interest reduction	1,000	-	-

Providencia (ii)
Option payments and expenditure commitments	2,000	-	-
Net profit interest reduction	750	-	250,000

Santiago	1,940	166	-

Santiago Fraction	25	1,000	-

	$ 8,540	$ 3,071	400,000

(i)

Payable on or before 30 days after the commencement of commercial production.

(ii)

A formal agreement is expected in fiscal 2008.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5

Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2007:

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

(in $000s except	2007				2006
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Income (loss) before discontinued
discontinued operations and
extraordinary items:
(i) Total	$ (182)	$ (72)	$ 254	$ 1,515	$ (426)	$ 148	$ 15	$ 696
(ii) Basic per share	$ -	$ -	$ -	$ 0.02	$ -	$ -	$ -	$ 0.01
(iii) Fully diluted
per share	$ -	$ -	$ -	$ 0.02	$ -	$ -	$ -	$ 0.01

Net income (loss):
(i) Total	$ (182)	$ (72)	$ 254	$ 1,515	$ (426)	$ 148	$ 15	$ 696
(ii) Basic per share	$ -	$ -	$ -	$ 0.02	$ -	$ -	$ -	$ 0.01
(iii) Fully diluted
per share	$ -	$ -	$ -	$ 0.02	$ -	$ -	$ -	$ 0.01

Total assets	$ 20,115	$ 19,988	$ 19,168	$ 19,395	$ 18,447	$ 16,072	$ 16,001	$ 14,762
Total long-term liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Realized gains from disposition of marketable securities and the renunciation of exploration expenditures in March 2007 contributed to a net income for fiscal 2007.  Gains from the disposition of marketable securities and from the disposition of subsidiary were the primary contributors to the realization of the net income for fiscal 2006.  The Company has no sources of operating revenues.

1.6

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

		December 31,
(in $000s)	2007	2006	2005

Cash and cash equivalents	$ 633	$ 2,267	$ 489
Working capital	$ 590	$ 2,709	$ 1,201

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital.

The exercise of stock options provided proceeds of CAD$364,700.

The Company did not dispose of any marketable securities in the first quarter of 2007 to generate cash flows, but did dispose of marketable securities in the other quarters of 2007 which provided proceeds of approximately $1.7 million.

In March 2006, Aztec, an affiliated company, closed a private placement for 3,675,000 units at CAD$0.30 per unit with each unit comprised of one common share and one-half of a share purchase warrant, which diluted the Company’s interest in Aztec from 27% to 19%.  In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.  At December 31, 2007, the Company had a 17% interest in Aztec.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

In December 2007, Caza, a wholly-owned subsidiary, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under Item 1.4, further details of contractual obligations are provided as at December 31, 2007.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7

Capital Resources

Item 1.6 provides further details.

1.8

Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

1.9

Transactions with Related Parties

General and administrative costs during 2007 include:

-

CAD$120,987 of salaries paid to a director;

-

CAD$32,005 in office rent recovered from companies sharing certain common directors;  and

-

CAD$35,273 in office rent paid to a company sharing certain common directors.

A law firm in which a senior officer is a partner charged fees totalling CAD$106,316 in 2007.  Also, in fiscal 2007, the Company paid a total of CAD$35,604 to current and former directors in their capacity as Directors of the Company.

Details of transactions with Aztec and notes payables for Caza are provided in Item 1.6.

1.10

Fourth Quarter

Items 1.4, 1.5 and 1.6 provide further details for the fourth quarter.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course and other than those already disclosed in this MD&A, before the board of directors for consideration.

Plan of Arrangement

In March 2008, the Company announced a Special General Meeting to be held on April 29, 2008 for a special resolution to approve the distribution of approximately 83% of the Company’s interest in its wholly-owned subsidiary, Caza, to the shareholders of the Company under a plan of arrangement.  The special resolution is:  (1) to transfer the Company’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza in return for approximately 14.4 million shares of Caza, and (2) to distribute approximately 12 million Caza shares held by the Company to the Company’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Company will continue to hold shares of the Company and will receive, by way of a dividend in kind, one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The plan of arrangement is subject to shareholder, court and regulatory approvals.

1.12

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to mineral properties, determination of reclamation obligations, fair values of financial instruments, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

1.13

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories:  held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption.

The Company’s royalty receivable from disposition of subsidiary is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption.

Its investment in shares of Aztec is classified as available-for-sale but such shares do not have a quoted market price in an active market and are therefore measured at cost.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  Section 3865, "Hedges" specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies:  fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Company currently does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and the account “other comprehensive income” in the statements of operations.

New accounting pronouncements are as follows:

(i)

Financial Instruments – Disclosures and Presentation, CICA Handbook Sections 3862 & 3863

The CICA issued Section 3862 on disclosures and Section 3863 on presentation.  The two new CICA sections replace Section 3861 and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements.  These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(ii)

Assessing Going Concern, CICA Handbook Section 1400

In June 2007, CICA Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual periods beginning on or after January 1, 2008.

(iii)

Capital Disclosures, CICA Handbook Section 1535

CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  This section requires additional disclosures relating to capital management strategies.

Canarc Resource Corp.	Page 15

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

The Company will adopt the standards on January 1, 2008, and is evaluating the impact of these new standards on its financial position and results of operations.

The Company does not expect the adoption of the standards to result in any material changes to the Company’s financial statements.

1.14

Financial Instruments and Other Instruments

Items 1.13 provide further details of financial instruments.

The Company’s investments in marketable securities as at December 31, 2007 are as follows:

(in $000s)	December 31, 2007

Investment in shares of companies, at cost	$ 44
Unrealized foreign exchange losses	(2)
Unrealized losses in market values	(26)
$ 16

The closing market prices on the stock exchanges are used as the basis for the determination of the fair values of the shareholdings held as marketable securities as at the reporting date.  The Company classifies its marketable securities as available-for-sale financial instruments.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

may be found in the Company’s annual information form;  and

(c)

is also provided in the Company’s audited consolidated financial statements for the year ended December 31, 2007.

1.15.2

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2007 are as follows:

Canarc Resource Corp.	Page 16

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2006	68,470,476	$ 55,629
Issued:
Private placement	2,200,000	1,039
Property acquisition	45,000	24
Exercise of options	830,000	530
Exercise of share appreciation rights	189,029	106
Provision for flow-through shares	-	(2,039)
Balance at December 31, 2007	71,734,505	$ 55,289

At March 25, 2008, there were 71,734,505 common shares issued and outstanding.

At December 31, 2007, the Company had outstanding stock options to purchase an aggregate 7,074,000 common shares as follows:

	December 31, 2007
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of year	7,929,000	$0.54
Granted	2,190,000	$0.54
Exercised	(830,000)	$0.44
Converted to stock appreciation
rights on exercise	(410,000)	$0.37
Expired	(1,805,000)	$0.65
Outstanding, end of year	7,074,000	$0.54

Exercise price range (CAD$)	$0.25 - $1.00

Of the options granted in 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vest on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

At March 25, 2008, stock options for 6,884,000 common shares remain outstanding.

At December 31, 2007, the Company had outstanding warrants to purchase an aggregate of 1,100,000 common shares as follows:

Canarc Resource Corp.	Page 17

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

At March 25, 2008, warrants for 1,100,000 common shares remain outstanding.

1.16

Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Financing Risks

Canarc Resource Corp.	Page 18

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The presence of clay in the mineralized material may adversely affect the economic recovery of gold from the mining operations planned at properties in Suriname.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Title Matters

Canarc Resource Corp.	Page 19

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

There is no assurance given by the Company that it owns legal title to its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company’s mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or

Canarc Resource Corp.	Page 20

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Company’s property and related contracts are denominated in U.S. dollars.  The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

Canarc Resource Corp.	Page 21

1

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2007, the Company had 71,734,505 common shares and 7,074,000 share purchase options and 1,100,000 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At December 31, 2007, dilutive securities represented approximately 11% of the Company’s issued shares.  Certain of these dilutive securities are exercisable at prices below the December 31, 2007 closing market price of CAD$0.36 for the Company’s shares and, accordingly, will result in dilution to existing shareholders if exercised.

1.18

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s audited consolidated financial statements for the year ended December 31, 2007 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  We have assessed the design of ICOFR and identified certain weaknesses.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.  In December 2007, the Company has hired a consultant to design and implement internal controls over financial reporting.

Notwithstanding this weakness, management concluded that the financial statements for the year ended December 31, 2007 fairly present the Company’s financial position and the results of its operations for the year then ended.

Changes in Internal Controls over Financial Reporting

Canarc Resource Corp.	Page 22

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2007

(expressed in United States dollars)

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation.

Canarc Resource Corp.	Page 23